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November 8, 2024

Office of Manufacturing

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sarah Sidwell
Geoffrey Kruczek

RE:	TechPrecision Corporation
Registration Statement on Form S-1
Filed on May 3, 2024
File No. 333-279091

Ladies and Gentlemen:

On behalf of TechPrecision Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a revised Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on April 19, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission, and to reflect certain other changes.

In addition, we are providing the following responses to the comment letter dated May 14, 2024 from the Staff. To assist your review, we have retyped the text of the Staff’s comments in bold italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-1 filed on May 3, 2024, General

1. We note that you are incorporating by reference various reports and registration statements previously filed with the Commission. We also note that you have not filed an annual report on Form 10-K for your most recently completed fiscal year. Please advise on your eligibility to incorporate by reference on Form S-1 given general instruction VII(C) to Form S-1, which states that a registrant must have filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year in order to use incorporation by reference on Form S-1.

November 8, 2024

In response to the Staff’s comment, the Company would like the Commission to consider that when the Company made its original filing to meet certain filing obligations with one of the Selling Securityholders it was with the expectation that it would soon thereafter file its annual report on Form 10-K for the fiscal year ended March 31, 2024. However, there were unexpected delays and the Company was not able to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2024 until September 13, 2024. On November 7, 2024, the Company filed its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024. As a result, the Company now meets the requirements for incorporation by reference under Instruction VII to Form S-1 as it has filed all reports and other materials required to be filed by Sections 13(a), 14 or 15(d) of the Exchange Act during the preceding 12 months, including an annual report for its most recently completed fiscal year.

Consequently, the Company has revised the Registration Statement on page 21 to incorporate by reference its annual report for the fiscal year ended March 31, 2024.

2. Please revise your registration statement to include the executive compensation disclosures required for the fiscal year ended March 31, 2024. Refer to

Item 402(n)(1) of Regulation S-K and Question 117.05 of the Regulation S-K Compliance

and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the Registration Statement to incorporate by reference the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2024, which includes the executive compensation disclosures required for the fiscal year ended March 31, 2024.

Very truly yours,

/c/ Cecil Martin
Cecil Martin McGuireWoods LLP

Cc: Alexander Shen, Chief Executive Officer, TechPrecision Corporation

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